E B

OMB APPROVAL
OMB Number: 3235-0123
Expires: May 31, 2017
Estimated average burden
hours per response...12.00

S1      ISSION

19008332   RT

FORM X-17A-5
PART III

SEC FILE NUMBER

~~8-69477~~

8- 65702

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/01/18_____ AND ENDING_____12/31/18_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Skyway Capital Markets, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 N. Tampa St, Suite 3550
                              (No. and Street)

Tampa   Florida   33602
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell Hunt   (813) 210-9530
                                              (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
                      (Name – of individual, state, last, first, middle name)

500 North Westshore Boulevard, Suite 1000, Tampa, Florida   33609
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒   Certified Public Accountant
☐   Public Accountant
☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RMS

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of Skyway Capital Markets, LLC, affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of Skyway Capital Markets, LLC, as of December 31, 2018, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Skyway Capital Markets, LLC

Russell Hunt
CEO

Sworn to and subscribed before me this
28th day of February, 2019.

(Signature of Notary Public)

JACQUELINE L. HARMON
Commission # GG 026528
Expires January 1, 2021
Bonded Thru Troy Fain Insurance 800-385-7019

Personally known: X

This report ** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income.
X	(d)	Statement of Cash Flows.
X	(e)	Statement of Changes in Stockholders' Equity.
___	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g)	Computation of Net Capital.
___	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___	(i)	Information Relating to the Possession or control Requirements under Rule 15c3-3.
___	(j)	A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	And Oath or Affirmation.
X	(m)	A copy of SIPC Supplemental Report.
___	(n)	A report describing any material inadequacies found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).

SKYWAY CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2018

SKYWAY CAPITAL MARKETS, LLC

TABLE OF CONTENTS
DECEMBER 31, 2018



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Member
Skyway Capital Markets, LLC
Tampa, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Skyway Capital Markets, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hacker, John & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as Skyway Capital Markets, LLC's auditor since 2016.
Tampa, Florida
February 27, 2019

1

SKYWAY CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$79,678
Accounts receivable	240,000
Prepaid Expenses	36,010
Furniture, Fixtures & Equipment (net of $92,150 accumulated depreciation)	105,841
Other assets	13,894
Total Assets	$475,423

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$14,175
Commitments (Note 5)	
Member's equity	461,248
Total Liabilities and Member's Equity	$475,423

See notes to the financial statements.

2

SKYWAY CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES

Investment Banking and Advisory services $13,502,974

EXPENSES

Personnel	6,096,676
Selling Group Commissions	6,722,755
General & Administrative	976,495
Marketing & Promotion	213,934
Other	201,407
Total expenses	$14,211,267

NET Loss ($708,293)

MEMBER'S EQUITY AT BEGINNING OF YEAR 784,823

INVESTMENT BY MEMBER 384,718

MEMBER'S EQUITY AT END OF YEAR $461,248

See notes to the financial statements.

3

SKYWAY CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	($708,293)
Adjustments to reconcile net loss to net cash used by operating activities:	
Accounts receivable	367,592
Depreciation expense	66,880
Other current assets	(10,399)
Accounts payable and accrued expenses	(97,795)
Net cash used by operating activities	(382,015)

CASH FLOWS FROM FINANCING ACTIVITIES

Purchases of Furniture, Fixtures and Equipment	(54,696)

CASH FLOWS FROM FINANCING ACTIVITIES

Investment by Member	384,718
DECREASE IN CASH	(51,993)
CASH AT BEGINNING OF YEAR	131,671
CASH AT END OF YEAR	$79,678

See notes to the financial statements.

4

1. DESCRIPTION OF BUSINESS

Skyway Capital Markets, LLC (the "Company") is a Florida limited liability company that was organized as Skyway Capital, LLC in 2002. It changed its name to Skyway Capital Partners, LLC in 2002, then changed its name to Skyway Advisors, LLC in 2003, and changed its name to Skyway Capital Markets, LLC in 2016. The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed to provide several classes of services including investment banking, debt financing, private placements and financial advisory services. The Company provides such services to companies throughout the country. The corporate headquarters is located in Tampa, Florida. The Company is a wholly-owned subsidiary of Caymus Capital Holdings, LLC ("Caymus").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Company are prepared under the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Management Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash
Cash is maintained at major financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. As of December 31, 2018, the Company did not have cash deposits in excess of federally insured limits.

Accounts Receivable
Accounts receivable are billed based on the terms of the individual contracts with the Company's customers or amounts due for expense reimbursement. Receivables for success fees are considered past due two business days after the transaction closing, unless other payment arrangements have been agreed to. Other receivables are generally considered past due if not paid within 30 days of the invoice date, although specific exceptions are made for affiliate receivables. The allowance for doubtful accounts is estimated on a specific identification basis considering the financial condition of the customer and other specific facts and circumstances. Accounts receivable are written off when they are determined to be uncollectible. Based on management's review of accounts receivable, an allowance for doubtful accounts was not considered necessary at December 31, 2018 as a result of the subsequent collection of all accounts receivable in 2019. Interest is not typically charged on past due receivables.

5

2. SUMMARY OF SIGNIFICANT ACCOUNTING - CONTINUED

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, generally three to five years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When furniture and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Revenues

Revenues consist of fees earned from providing financial restructuring, securities sales, customer referrals and advisory services. Success fees that are contingent upon the success of the services provided are recorded upon successful completion of the transaction. Advisory services, including retainer fees, are recognized over the shorter of the initial term of the engagement or the estimated duration of the work performed. Referral fees are recognized as the fees become due under the specific referral agreement.

Income Taxes

The Company is treated as a partnership for income tax purposes. As a result, the member will report the entire taxable income on their income tax returns. Therefore, no provision for income taxes has been included in these financial statements.

The Financial Accounting Standards Board Accounting Standards Codification Topic 740, "Income Taxes," requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will not be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. The Company has evaluated its tax positions and determined that there are none that need to be recognized as of December 31, 2018. The Company's income tax returns are no longer subject to examination by U.S. taxing authorities for years prior to 2015.

3. CAPITAL WITHDRAWALS

As the Company closes investment banking transactions, it may, at its discretion, withdraw capital from the business to make distributions to its members. These withdrawals are dependent on the timing and amount of investment banking fees received. The Company did not distribute any capital to its member during the year ended December 31, 2018.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1). At December 31, 2018, the Company had net capital of $65,503, which was $15,503 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.22-to-1.00.

5. LEASE

On November 30, 2016 the Company entered into a lease agreement commencing March 1, 2017 for its new main office facility. The lease has a term of eighty seven months and provides for the payment of common area maintenance as well as an allocable share of increases in property taxes. The lease is also collateralized by a letter of credit which is guaranteed by certain related parties. On November 19, 2018, the Company entered into a sublease with a four year term for additional space in the same office building. At December 31, 2018, rental commitments are as follows:

Year Ended December 31,	Amount
2019	207,342
2020	213,570
2021	219,982
2022	226,585
2023	197,628
Thereafter	101,035
Total	$1,166,142

In February 2016, the FASB issued ASU No. 2016-2, *Leases (Topic 842)* which will require lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with term of more than twelve months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. The new ASU will require both types of leases to be recognized on the balance sheet. The ASU also will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements, providing additional information about the amounts recorded in the financial statements. The ASU is effective January 1, 2019. The impact on the Company's Statement of Financial Condition as a result of the implementation of the ASU was to increase assets and liabilities by approximately $950,000.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events occurring subsequent to the balance sheet date through February 27, 2019 (Financial Statement issuance date) determining no events require additional disclosure except as follows: Subsequent to the year ended December 31, 2018, the Company received payment in full of the accounts receivable as of December 31, 2018.

SUPPLEMENTARY INFORMATION

SKYWAY CAPITAL MARKETS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

NET CAPITAL

Total member's equity **$461,248**

Deductions and/or charges: Non-allowable assets:

Accounts receivable	240,000
Other assets	155,745
Total deductions and/or charges	395,745

TOTAL NET CAPITAL $65,503

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accounts payable and accrued expenses $14,175

Computation of basic net capital requirement:

Minimum net capital required based upon aggregate indebtedness
(which is calculated as 6 and 2/3% of aggregate indebtedness) $945

Minimum net capital required	$50,000
Excess net capital	$15,503
Ratio: aggregate indebtedness to net capital	21.64%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.

SKYWAY CAPITAL MARKETS, LLC

SCHEDULE 11- COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).

The Company is claiming an exemption from Rule 15c3-3 under Section (k)(2)(i).



Report of Independent Registered Public Accounting Firm

To the Member
Skyway Capital Markets, LLC
Tampa, Florida:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Skyway Capital Markets, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Skyway Capital Markets, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: under a (k)(2)(i) exemption (the "exemption provisions") and (2) Skyway Capital Markets, LLC stated that Skyway Capital Markets, LLC met the identified exemption provisions for the year ended December 31, 2018 without exception. Skyway Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Skyway Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hacker, John and Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 27, 2019

Skyway Capital Markets LLC's Exemption Report

Skyway Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a- 5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1)   The Company claimed an exemption from 17 C.F.R § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i) and

(2)   The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.'

Skyway Capital Markets LLC

I, Russell L. Hunt, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Russell L. Hunt, CEO
February 27, 2019



Report of Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Skyway Capital Markets, LLC
100 North Tampa Street, Suite 3550
Tampa, Florida 33602

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by Skyway Capital Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Skyway Capital Markets, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Skyway Capital Markets, LLC's management is responsible for Skyway Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by agreeing amounts to image of canceled checks noting no difference;

2.   Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3.   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by agreeing amounts to the statement of income for the year ended December 31, 2018 and the respective quarterly FOCUS reports noting no differences;

16

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Form SIPC-7 worksheet supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 27, 2019

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended **12/31/18**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

65702   FINRA   DEC

Skyway Capital Markets, LLC
Attn : Russell L. Hunt
100 North Tampa St, Suite 3550
Tampa, FL 33602

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Russell Hunt (813)503-8642

WORKING COPY

2. A.   General Assessment (item 2e from page 2) — $10,061

   B.   Less payment made with SIPC-6 filed (**exclude interest**) — (8,551)
   10/21/2018
   Date Paid

   C.   Less prior overpayment applied — (   )

   D.   Assessment balance due or (overpayment) — 1,510

   E.   Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F.   Total assessment balance and interest due (or overpayment carried forward) — $1,510

   G.   **PAYMENT: √ the box**
   Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐ $1,510
   Total (**must be same as F above**)

   H.   Overpayment carried forward — $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Skyway Capital Markets, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the **26th** day of **February** , 20 **19** .

Chief Executive Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
           Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____
and ending_____

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $13,502,974 _____

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

    Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   6,722,755 _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Reimbursed Expenses   72,979 _____

    (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

    Enter the greater of line (i) or (ii) _____

    Total deductions _____

2d. SIPC Net Operating Revenues $6,707,240 _____

2e. General Assessment @ .0015 $10,061 _____

    (to page 1, line 2.A.)